Exhibit 21.1
List of Subsidiaries of Chord Energy Corporation

Name of Subsidiary	Jurisdiction of Incorporation or Organization
Chord Energy LLC	Delaware

Chord Energy Marketing LLC	Delaware

Enerplus Corporation	Alberta

Enerplus Energy Ltd.	Alberta

Enerplus Resources U.S. Inc.	Delaware

Enerplus Resources (USA) Corporation	Delaware

Enerplus USA 2006 Acquisition Inc.	Delaware

Enerplus Williston I LLC	Delaware

Enerplus Williston II LLC	Delaware

Oasis Petroleum North America LLC	Delaware

Oasis Petroleum Permian LLC	Delaware

Oasis Well Services LLC	Delaware

OMS Holdings LLC	Delaware

Oasis Investment Holdings LLC	Delaware

Oasis SASR Holdings LLC	Delaware

Spark Acquisition ULC	Alberta

Spark Canadian Holdings Inc.	Delaware

Whiting Holdings LLC	Delaware

Whiting Oil and Gas Corporation	Delaware

Whiting Programs, Inc.	Delaware

Whiting ND Sakakawea LLC	Delaware